Mail Stop 3561

February 1, 2006

Reda Akladios
Georgia International Mining Corporation
299 – 1917 West 4th Avenue
Vancouver, British Columbia V6J 1M7

          Re: Georgia International Mining Corporation
                Amendment No. 2 to Form SB-2
                File No. 333-125138
                Filed January 17, 2006

Dear Mr. Akladios:

      We have reviewed your amended filing and your response letter dated December 15, 2005, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

                          ＊ ＊ ＊ ＊ ＊

General

1.   Please refer to prior comment number 3. The consent that you have filed must be updated since it is dated December 6, 2005. In addition, the consent does not reflect the correct amendment to which it relates and the date on which the amendment was filed. Please revise.

Prospectus cover page

2.   It appears that you have made material changes to your offering. For example, it appears that you have changed the offering from a minimum-maximum offering of 4,000,000 to 10,000,000 units to an "all-or-nothing" offering of 10,000,000 units. It also appears that you are now offering for resale 2,200,000 on behalf of selling shareholders. Assuming that the offering of units by the company is on an all-or-none basis, please revise your prospectus cover page as follows to reflect the apparent changes to your offering:

- Disclose, if true, that you are offering the units on a self-underwritten, best-efforts, all-or-nothing basis.
- We note your statement that the proceeds from the sale of units will be held in escrow "until the maximum number of units is sold <u>or until management at their sole discretion terminates the offering</u>" (emphasis added). Your statement appears to be inconsistent with an all-or-nothing offering, since it appears that the proceeds can be released from escrow at any time at the sole discretion of management. Please delete this statement or revise your disclosure to clarify what type of offering you are conducting.
- If true, disclose that you are offering the units for 180 days from the effective date of the registration statement or until all 10,000,000 units are sold, whichever comes first. Then disclose that management may extend the offering for another 60 days if all of the 10,000,000 units are not sold.
- If true, disclose that, if all 10,000,000 units are not sold within 180 days, or within the additional 60 days if extended, then all money received by you will be promptly returned to each subscriber without interest or deduction.
- Provide all the information about the selling shareholders offering, including the number of shares being offered, the price at which the selling shareholders will offer their shares and the time period during which the selling shareholders will offer their shares. Revise your registration statement fee table to calculate the registration fee for the shares to be offered by the selling shareholders using the price at which the selling shareholders will be offering their shares.

Revise the rest of the disclosure in the prospectus, such as the Use of Proceeds, Dilution, Capitalization, Management's Discussion and Analysis and Plan of Distribution sections, to reflect the revised terms of the offering and plan of distribution. In addition, revise the subscription agreement for the offering. Furthermore, it appears that the escrow agreement you previously filed no longer addresses your current offering terms. We will have further comments once we better understand the terms of your offerings, including whether the units offering is an all-or-nothing offering.

3.   As requested in prior comment 1, to the extent that the common shares and warrants that comprise the units will detach and trade separately, disclose when such event will occur.

4.   As previously requested, disclose, if true, that there is currently no public market for your units, warrants and common stock and you have not applied for listing or quotation of any of these securities on any public market.

5.   We note your response to prior comment 4. If your offering of units is on an all-or-nothing basis, you must promptly return all money received by you if you do not sell all of the units during the offering period or any extension thereof. Therefore, please disclose that "promptly" means the next business day or as soon as possible after the termination of the offering.

6.   We note your response to prior comment 7; however, you have not removed all discussions of the company's potential use of broker-dealers from the prospectus cover page. Please revise to remove such references from the third paragraph of the prospectus cover page. Furthermore, remove the second column, "Underwriting Discounts and Commissions," and footnote (1) to the offering proceeds table.

7.   Please remove the paragraph after footnote (2) to the offering proceeds table beginning, "This is in addition to the dealer's obligations…," as you repeat this sentence two paragraphs later.

Prospectus Summary, page 2

8.   Prominently disclose that you do not own the claims that you intend to explore. Clarify that, since the property is located in British Columbia, the Canadian Crown owns the property and the company's only right to the property consist of the mining claims that the company has an option to purchase from Firstline Environmental Solutions. Disclose the terms of the options agreement and how the company and Firstline Environmental Solutions are affiliated.

9.   It appears that, under British Columbia law, title to British Columbia mining claims may only be held by residents of British Columbia. Please tell us in your response letter how you are, or will be, in compliance with this requirement.

10.   Explain what an Extraprovincial Company is and who FEMS is.

The Offering, page 2

11.   Please delete your statement suggesting that the SEC will approve your prospectus by declaring the registration statement effective. As set forth in Item

501(a)(7) of Regulation S-B, neither the SEC nor any state securities commission has approved or disapproved of your securities or passed upon the adequacy or accuracy of the prospectus, and any representation to the contrary is a criminal offense.

12.   Disclose when the selling shareholders will offer their shares in relation to when the company will offer its units. That is, will the selling shareholders be selling their shares at the same time that the company will be offering its units, or will the selling shareholders only sell their shares once the company sells all 10,000,000 units? Disclose how the timing of each offering will impact the other offering. For example, if the offerings are occurring at the same time, disclose the risks to purchasers of the selling shareholders' shares if the company doesn't sell all of the units and has to return the money. We may have further comments once we understand the timing of the offerings and review your revised disclosure.

Risk factors, page 3

The option to purchase the mining claims as discussed in our strategy implementation plan on page 18 not go through, page 4

13.   We note your response to prior comment 11. We still do not understand your disclosure in the second sentence of this risk factor. Under what contract are you required to conduct mining activities soon after your securities are listed on a securities market? Please revise to clarify your disclosure.

14.   In addition, disclose whether defaulting on an installment payment to First Environmental Solutions, Inc. will result in the ownership of the mining claims reverting back to First Environmental Solutions.

Because we are a development stage company our auditors have raised substantial doubt regarding our ability to continue as a going concern, page 7

15.   We note your response to prior comment 10 seeking clarification. Please move this risk factor so that it is the first or second risk factor in your risk factors section.

Where you can get additional information, page 7

16.   We note your response to prior comment 12. We advise you that registering the offer of units, warrants and common stock on this Form SB-2 registration statement under the Securities Act of 1933 will not register any of these classes of securities under Section 12(g) of the Securities Exchange Act of 1934. You must separately register each class of securities under Section 12(g) through filing a

registration statement under the Securities Exchange Act of 1934 on Form 8-A or Form 10. If you will not be registering any classes of securities under Section 12(g) of the Securities Exchange Act of 1934, please revise the first sentence of this section to state that you will be subject to the reporting requirements of Section 15(d) of the Securities Exchange Act of 1934.

Selling Security Holders, page 10

17.   We note your statement that "[n]one of our existing shareholders is selling securities pursuant to this prospectus." Revise to provide all of the information about the selling shareholders required by Item 507 of Regulation S-B. Furthermore, if the selling shareholders do not currently beneficially own the shares you are registering on their behalf, then, as a general rule, they may not register their shares for resale. In your response letter, please tell us who the selling shareholders are, how they have received or will receive their shares, and what exemption from registration you are relying on for the offer and sale of those shares to the selling shareholders.

Plan of Distribution, page 10

18.   Please specifically identify the officers who will be selling the company's units in the offering.

19.   As requested in prior comment 7, when referring to the potential use of broker-dealers, expressly state that you will file a post-effective amendment to disclose the details of the arrangements with broker-dealers.

20.   We note your statement on page 12 that you "intend to apply to NASD to have our shares listed on its over the counter bulletin board quotation service…" Please revise to clarify that your stock will not be listed, but instead that market-makers, and not the company, must apply with the over the counter bulletin board to quote your securities for a market to develop and your securities to be quoted.

Management, page 14

21.   We note your responses to prior comment 18 of our November 21, 2005 comment letter and prior comment 26 of our June 22, 2005 comment letter. Confirm in your next response letter, if true, that neither Mr. Gino Mollica, his family members or any of his affiliates were involved in founding your company by, for example, convincing your officers and directors to form the company or advising your officers and director on the company's business plan.

Security Ownership of Certain Beneficial Owners and Management, page 14

22.   Please provide Mr. Mollica's address in the beneficial ownership table.

23.   In your response to prior comment 2, you state that the subscription agreement
        that was filed as exhibit 10 related to the offering of 8,200,000 shares that you
        sold to current shareholders at $0.001 per share. Please disclose the following
        information where you refer to this sale of shares, if true:

        - You have not received the $8,200 proceeds from the sale of the shares;
        - The purchasers of the shares have not received stock certificates for the
          shares and are not the beneficial owners of the shares;
        - Whether the purchasers of the shares having voting or other rights as if
          they were shareholders and, if so, how this complies with Nevada
          corporate law;
        - In order for the proceeds to be released from escrow and the share
          certificates to be issued to the purchasers, the company must be
          "successfully listed on the 'Over the Counter Bulletin Board' (OTCBB)."
          Explain what this condition entails and the extent to which the company
          controls being able to meet this condition.
        - Identify the escrow agent, where the proceeds are being held in escrow
          and the material terms of the escrow agreement. File the escrow
          agreement as an exhibit.

24.   Furthermore, since the purchasers of the 8,200,000 shares are not beneficial
        holders under Rule 13d-3 of the Exchange Act of 1934, revise the beneficial
        ownership table to disclose that there are no current beneficial owners of the
        shares and explain why. Following this disclosure, disclose the beneficial
        ownership in the company if the condition for the sale of the shares is met.
        Disclose the likelihood that the condition will be met and when.

Business Strategy, page 18

25.   The first sentence of this section states that the purpose of the company is "to
        develop and mine minerals for commercial use," and the second paragraph states
        that you "will be engaged in the exploration stage, [p]roperty development and
        production and sales of the minerals." The words "development" and
        "production" have very specific meanings under Industry Guide7 (a)(4), (see
        www.sec.gov/divisions/corpfin/forms/industry.htm#secguide7). The terms
        reference the "development stage" when companies are engaged in preparing
        reserves for production, and "production stage" when companies are engaged in
        commercial-scale, profit-oriented extraction of minerals. If the company does not
        disclose any "reserves," as defined by Guide 7, please remove the terms
        "develop," "development" or "production" throughout the document, and replace
        this terminology, as needed, with the terms "explore" or "exploration." This

includes the using of the terms in the Financial Statement head notes and footnotes. See Instruction 1 to paragraph (a), Industry Guide 7.

26.   In addition, if true, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

Strategy Implementation, page 18

(a) The claims, page 18

27.   Please disclose at what point the company will have all rights to the claims under the option agreement.

28.   We note your response to prior comment 25. It does not appear that you have a basis to state that you "may find deposits that will have a higher commercial value than the cost of production." Please delete this statement.

Management's Discussion and Analysis of Financial Condition, page 22

Plan of Operations, page 22

29.   As requested in prior comment 32, file any agreements relating to the $35,000 loan between Mr. Hague and the company. If no written contract exists, disclose this fact.

Liquidity and Capital Resources, page 23

30.   Disclose how you will fund the June 2007 installment payment under the option agreement.

Transactions with Management, page 24

31.   It appears that there are relationships between your officers, director and shareholders that should be disclosed under Item 404 of Regulation S-B. For example, we note that Mr. Reda Akladios, your chief financial officer, was a promoter of Firstline Environmental Solutions, Inc., the other party to the option agreement. We also note that Mr. Gino Mollica and his affiliates are large shareholders in Firstline Environmental Solutions. Lastly, tell us in your response letter whether there is any relationship or affiliation between Fu Kwan Ltd., where Mr. Mark Hague and Ms. Noel Anderson work, and Fu Kwai Enterprises Ltd., a large shareholder in Firstline Environmental Solutions.

Financial Statements

32.   Please refer to prior comment number 2. You state that the subscription agreement that you previously filed related to the 8.2 million shares that you are reflecting in your financial statements as issued and outstanding. According to the subscription agreement for these shares, the shares were supposed to be held in escrow until you were successfully listed on the OTCBB. Please revise or advise.

Interim Financial Statements – September 30, 2005

Statement of Changes in Stockholders' Equity, page F-3

33.   Revise to provide balances at the end of each interim period that agree with the amounts reflected in your interim financial statements.

Item 3. Controls and Procedures, page F-9

34.   This disclosure is not required by Form SB-2, nor should it not be included in your financial statements. Please revise to remove this item of disclosure.

Item 27. Exhibits, page 45

35.   Please list all exhibits that you have filed with the registration statement. Indicate whether an exhibit has been filed with the current amendment or whether an exhibit has been filed with a previous amendment.

Exhibit 5.1 – Legality opinion

36.   Please have counsel revise his opinion as follows:

• Counsel must update the reference to the registration statement on Form SB-2 "to be filed on or about May 9, 2005";
• Counsel must opine on each security that comprises the units. Therefore, counsel must opine on the legality of the shares of common stock that are part of the units, and counsel must opinion that the warrants that are a part of the units are legal, binding obligations of the company;
• Counsel must opine on the legality of the shares that are being offered by the selling shareholders.

Exhibit 10 – Option to Purchase Mineral Claims Agreement

37.   In your response letter, please tell us why the people who signed the option
        agreement that you filed as exhibit 10 with your Form SB-2 are different from the
        people who signed the option agreement that was filed as exhibit 10.3 to the Form
        10-SB filed by Firstline Environmental Solutions, Inc.

Exhibit 23.2 – Consent of Robert Reid, Professional Geoscientist

38.   We are unable to view Mr. Reid's consent on EDGAR. Please refile his consent.

Exhibit 99.1 – Subscription Agreement

39.   The following representations in the subscription agreement are not appropriate
        and must be deleted:

        •   The portion of representation 3.D that states that the purchaser "has had the
            opportunity to ask and receive answers to any and all questions the Purchaser
            had with respect to the Company, its business, management and current
            financial condition."
        •   All of representation 3.E.

40.   In your response letter, tell us whether you intend to provide potential investors
        with the subscription agreement prior to the effectiveness of the registration
        statement.

Item 28. Undertakings

41.   Effective December 1, 2005, Item 512 of Regulation S-B was amended to include
        additional undertakings required in registration statements filed under the
        Securities Act of 1933. The additions to Item 512, if applicable, must be included
        in any pre-effective amendment to a registration statement filed on or after
        December 1, 2005. See Question and Answer 3, included in the Division of
        Corporation Finance's "Securities Offering Reform Transition Questions and
        Answers," available on our website at
        http://www.sec.gov/divisions/corpfin/transitionfaq.htm. Please revise to include
        those additional undertakings that are applicable to your company.

* * * * *

Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sharon Virga at (202) 551-3385 or Kyle Moffatt at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Assistant Director
Larry Spirgel

cc: By facsimile
        Reda Akladios
        (604) 415-9866

        By mail
        Dennis Brovarone
        Attorney and Counselor at Law
        18 Mountain Laurel Dr.
        Littleton, CO 80127